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               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY


_____________________________________________ X
                                              :
RHONA CHASE,                                  :
                                              :
                         Plaintiff,           :
                                              :
          -against-                           :    C.A. No. 17312NC
                                              :
CHARLES B. HARRISON, BRUCE A. CANNON, JOHN E. :
CHAPMAN, RICHARD M. DONOFRIO, RAYMOND E.      :
JAEGER, LILY K. LAI, PAUL D. LAZAY, IRA S.    :
NORDLICHT, ROBERT A. SCHMITZ, SPECTRAN        :
CORPORATION, and LUCENT TECHNOLOGIES INC.,    :
                                              :
                         Defendants.          :
                                              :
_____________________________________________ X


                             CLASS ACTION COMPLAINT

          Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

          1. Plaintiff has been the owner of shares of the common stock of SpecTran Corporation ("SpecTran" or the "Company") since prior to the transaction herein complained of and continuously to date.

          2. SpecTran is a corporation duly organized and existing under the laws of the State of Delaware. The Company is a leading manufacturer of high-performance multi-mode and single-mode optical fiber for data communications, telecommunications, CATV and industry applications world-wide.
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          3. Defendant Lucent Technologies Inc. ("Lucent") is a corporation organized under the laws of the State of Delaware. The company is one of the world's leading manufacturers of fiber, with thirteen fiber and cable manufacturing operations and joint ventures around the world.

          4. Defendant Charles B. Harrison is Chairman, President, Chief Executive Officer and a Director of the Company.

          5. Defendants Bruce A. Cannon, John E. Chapman, Richard M. Donofrio, Raymond E. Jaeger, Lily K. Lai, Paul D. Lazay, Ira S. Nordlicht, and Robert A. Schmitz are Directors of SpecTran.

          6. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of SpecTran and owe them the highest obligations of good faith, due care and fair dealing.

                            CLASS ACTION ALLEGATIONS

          7. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

          8. This action is properly maintainable as a class action because:


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     (a)  The class is so numerous that joinder of all members is impracticable.
There are approximately 7 million shares of SpecTran common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;

     (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether the individual defendants
           ----- ----
have breached their fiduciary and other common law duties owned by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

     (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

     (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding-declaratory relief with respect to the class as a whole.

     (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which


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would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.


                            SUBSTANTIVE ALLEGATIONS

     9. On July 15, 1999, before the markets opened, SpecTran and Lucent announced that they had entered into a definitive merger agreement whereby Lucent will acquire SpecTran in a transaction valued at $99 million. Under the terms of the transaction, Lucent will commence a cash tender offer for all of SpecTran's outstanding common shares at a price of $9.00 per share and will assume $35 million in SpecTran debt. The tender offer will be followed by a merger in which any untendered shares of SpecTran will be acquired for $9.00 per share in cash. The tender offer will commence on July 21, 1999 and is not expected to close until the end of the quarter ending September 30, 1999.

     10. By entering into the agreement with Lucent, the SpecTran Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities on its directors and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the SpecTran shareholders.

     11. The proposed purchase price is inadequate. It is substantially less than the closing price of SpecTran just the day before ($11.50 per share) or the price paid


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in similar transactions. The proposed purchase price is lower than any closing price for SpecTran shares from June 21, 1999 until the announcement. Moreover, in transactions of this type it is usual and customary to pay a premium for achieving total control, which premium can be as much as or greater than 50% of the current price. Here, the proposed transaction involves a discount from the
current market price.                                        --------

     12. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of SpecTran's highest transactional value.

     13. The Individual Defendants have violated their fiduciary duties owned to the public shareholders of SpecTran. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to SpecTran's public shareholders.

     14. The Individual Defendants' fiduciary obligations under these circumstances require them to:

          (a) Undertake an appropriate evaluation of SpecTran's net worth as a merger/acquisition candidate; and

          (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for SpecTran's public shareholders.



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     15. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Lucent without making the requisite effort to obtain the best offer possible.

     16. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of SpecTran's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of SpecTran common stock.

     17. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

         (a) The intrinsic value of SpecTran's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company. Indeed, the amount offered is 22% ($2.50 per share) less than the market price just the day before the announcement, although a substantial premium to the current selling price is the norm;

         (b) The merger price is not the result of an appropriate consideration of the value of SpecTran because the SpecTran Board approved the proposed merger without undertaking steps to accurately ascertain SpecTran's value through open bidding or at least a "market check" mechanism; and

         (c) By entering into the agreement with Lucent, the Individual Defendants have allowed the price of SpecTran stock to be capped, thereby depriving


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plaintiff and the Class of the opportunity to realize any increase in the value of SpecTran stock.

     18. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

     19. Defendant Lucent has knowingly aided and abetted the breaches of fiduciary duty committed by the other defendants to the detriment of SpecTran's public shareholders. Indeed, the proposed merger could not take place without the active participation of Lucent. Furthermore, Lucent and its shareholders are the intended beneficiaries of the wrongs complained of and would be unjustly enriched absent relief in this action. The market price of Lucent stock rose $1.00 per share on the announcement of the merger.

     20. Plaintiff and the other members of the Class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment against defendants as follows:

     a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

     b. Preliminary and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

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     c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

     d. Awarding the Class compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment and post-judgment interest at the maximum rate allowable by law;

     e. Awarding plaintiff her costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts; and

     f. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.


                                   ROSENTHAL, MONHAIT, GROSS
                                     & GODDESS, P.A.


                         By: /s/
                             --------------------------------------------------
                             Suite 1401, Mellon Bank Center
                             P.O. Box 1070
                             Wilmington, DE 19899-1070
                             (302) 656-4433
                             Attorneys for Plaintiff

OF COUNSEL:

RABIN & PECKEL LLP
275 Madison Avenue
New York, NY 10016
(212) 682-1818